Predictmedix Provides Business and Technology Development

Updates and Closes Final Tranche of Private Placement

Toronto, Ontario, November 1, 2022 - Predictmedix Inc. ("Predictmedix" or the "Company") (CSE: PMED) (OTCQB: PMEDF), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), announces that it has closed the final tranche of its non-brokered private placement. Pursuant to the final tranche, the Company has issued 1,600,000 units (the "Units") at a price of $0.05 per unit to investors for gross proceeds of $80,000. Each Unit consists of one common share of the Company and one-half of one (1//2) common share purchase warrant (each whole warrant, a "Warrant"), whereby each Warrant entitles the holder to purchase one additional common share for a period of two years from closing at an exercise price of $0.10 per share. Net proceeds from the financing will be used for general operations (working capital) including business development and technology upgrades. All securities issued in connection with the financing are subject to a statutory hold period expiring four months and one day from the date of issuance of the securities.

Business and Technology Development Updates:

• Two (2) publications successfully peer-reviewed and accepted in scientific journals

o A NOVEL DEEP LEARNING TECHNIQUE FOR ALCOHOL IMPAIRMENT USING VISUAL AND ACOUSTIC FEATURES1

o NOVEL AI BASED APPROACH FOR HUMAN BODY TEMPERATURE EVALUATION USING INNER EYE CANTHUS LOCALIZATION FROM CAMERA FEED2

• Four (4) additional publications are currently under peer-review in scientific journals. In addition to Predictmedix's recently peer-reviewed publications for detecting impairment from alcohol and detecting body temperature, these four publications continue to validate the Company's technology to identify symptoms of infectious diseases, fatigue, key vitals, and the overall ability to screen for various parameters as part of Safe Entry's Fit for Duty screening.

• Peer-reviewed journals articles are an imperative piece to Predictmedix's scalability and technology and solution adoption plan. Predictmedix's academic publications must be scrutinized by experts in the same field and is necessary to ensure academic scientific quality - and having several accepted publications in scientific journals is a significant milestone for the Company's sales efforts and for its IP.

• Significant updates and upgrades to our AI algorithms from capturing data from subjects across US, Canada, Mexico, and India - making Safe Entry Stations more accurate, reliable, and faster.

• Over-the-air, automated updates that integrates most recent captured datasets from various customer sites globally. Safe Entry Stations will receive updated algorithmic models via over-the-air updates, automatically, in real time.

• New employee monitoring heatmap whereby respective managers can visualize data scanned for infectious diseases, impairment from cannabis and alcohol, extreme fatigue and exhaustion, and emotionally distressed states.

• Recurrent Neural Network noise filtering and other new features are now being used to manage voice signals, as part of the Speech Detection parameter of Safe Entry's Fit for Duty screening. This contributes to a higher accuracy reading for Safe Entry's Speech Detection parameter.

• Distribution of demonstration units with comprehensive Fit for Duty screening via the Company's distributor SBL Testing Technologies ("SBL"). SBL has begun deploying Safe Entry Stations to partners such as Probe IMT in South Africa, a leader in technology integration to the mining sector throughout Africa, and other leading players in key markets. Furthermore, SBL currently has more than a dozen distributors throughout North America in various stages of introducing Safe Entry to potential clients.

• Safe Entry demonstration units being deployed are for a series of Discovery Sessions, starting in Calgary and Vancouver beginning this month, and throughout North America in Q4 and onwards.

1 https://ikprress.org/index.php/JOMAHR/article/view/7868

2 https://ikprress.org/index.php/JOBARI/article/view/7897

Predictmedix is currently in the process of appointing a new independent director to replace Ajit Kumar as he could not continue with us due to personal reasons. The Company thanks him for his contribution.

About Predictmedix Inc.

Predictmedix (CSE: PMED) (OTCQB: PMEDF) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations - powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, fatique or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Investor Relations Contact

Corey Matthews

Investors@predictmedix.com

Caution Regarding Forward-Looking Information:

This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any Page 4 of 4 future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except required by law.

Disclaimer: "The Company is not making any express or implied claims that its product has the ability to diagnose, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time."

THE CANADIAN SECURITIES EXCHANGE HAS NOT REVIEWED NOR DOES IT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.